SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP ACQUIRES STEIN ROE INVESTMENT COUNSEL
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                                LLC
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             AMVESCAP to Purchase Stein Roe Investment Counsel LLC.
           Plans To Integrate Into Private Wealth Management Division

London - November 21, 2003 - AMVESCAP PLC announced today that it has agreed to acquire Stein Roe Investment Counsel LLC (SRIC) from senior management and Putnam Lovell Equity Partners L.P. SRIC, with offices in Chicago, New York, Southern California and San Francisco, will become a part of the Atlantic Wealth Management Group, the private wealth management division of AMVESCAP, which includes Atlantic Trust. Upon integration, SRIC will add an anticipated $7.3 billion in assets under management to the Atlantic Wealth Management Group. The purchase price includes a payment of $117.5 million, comprised of 60 percent in cash and 40 percent in AMVESCAP ordinary shares, plus additional payments of up to $43.0 million that are contingent upon meeting certain client retention and revenue growth goals.

Stein Roe Investment Counsel traces its origins to 1932 when a wealthy Chicago family became the first clients of Sydney Stein, Jr. and Frederick Roe. Today, Stein Roe Investment Counsel LLC is one of the largest US-based independent investment counseling firms, focused on managing capital and providing advisory services for high-net-worth individuals and families, charities and other institutions.

"This combination brings together a distinguished investment counseling firm with our integrated private wealth management and trust capabilities," said Donald J. Herrema, chairman and CEO of Atlantic Wealth Management Group. "Once integrated, we will be even better positioned to provide current and future clients a unique and superior approach to managing their wealth through 13 offices across the United States."

William E. Rankin, President and CEO, Stein Roe Investment Counsel LLC, added:
"This is a compelling opportunity because it allows us to bring together the unique tradition, skills and capabilities of our two firms. We believe this merger of skills combined with a deep coast-to-coast presence exceeding $15 billion in assets under management will position us as a significant presence in the wealth management marketplace."


About Atlantic Wealth Management Group
Atlantic Wealth Management Group, Inc., a division of AMVESCAP, is a leading wealth management firm that provides comprehensive asset management and financial advisory services to private clients around the world. With $9 billion in assets under management (as of September 30, 2003), Atlantic Wealth Management Group manages wealth for individuals and families, and provides asset management services to foundations and endowments.

Atlantic Trust Private Wealth Management provides investment management, asset allocation, trust, custody and family office services. Atlantic Trust has offices in New York, Boston, Atlanta, Houston, Palm Beach, Austin, North Carolina, Baltimore, Denver, and Washington, D.C. For more information, please visit http://www.atlantictrust.com/.

About AMVESCAP AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the Atlantic Trust, AIM, and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ". For more information, please visit http://www.amvescap.com/.

AMVESCAP will apply, following closing, to the UK Listing Authority, for admission of shares to the Official List. Cambridge International Partners, Inc. acted as financial advisor to AMVESCAP in this transaction.

About Putnam Lovell Equity Partners LP
Putnam Lovell Equity Partners LP is managed by Putnam Lovell NBF Private Equity, a private equity firm that provides growth capital to developing companies in the financial services industry. Portfolio companies of Putnam Lovell NBF Private Equity manage nearly $30 billion on behalf of institutional investors, high net worth individuals and mutual fund clients. With offices in Los Angeles and New York, Putnam Lovell NBF Private Equity sponsors and manages partnerships totalling $150 million for qualified private and institutional investors and co-manages $700 million in public securities. Putnam Lovell NBF Private Equity is a trade name of Putnam Lovell Capital Partners Inc., which is an affiliate of National Bank Financial Inc. and the National Bank of Canada. For more information regarding Putnam Lovell NBF Private Equity visit www.PutnamLovellCapital.com.

For further information:
Contact:          Marsha Askins                    Bill Hensel
                  Marketing & Communications       Director of Media Relations
                  Director
                  Atlantic Trust                   AMVESCAP
Phone:            212-259-3820                     404-479-2886
Fax:              212-259-3821                     404-962-8238
E-mail:           maskins@atlantictrust.com        bill_hensel@amvescap.com
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 21 November, 2003                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary